

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
James Zhi Qin
Director and Chief Executive Officer
Autohome Inc.
10th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People's Republic of China

> **Re:** **Autohome Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-36222**

Dear Mr. Qin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 6. Taxation, page F-25

1. We note your disclosure that Autohome WFOE has met the High-New Technology Enterprise requirements which resulted in a 15% preferential tax rate for the periods presented as well as certain future periods. Please tell us what consideration was given to disclosing the aggregate RMB and per share effects of this tax holiday. Refer to SAB Topic 11.C.

2.   We note your disclosure that as of December 31, 2013, you intended to indefinitely reinvest the undistributed earnings of your PRC subsidiaries. Please tell us what consideration was given to disclosing the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested. Refer to ASC 740-30-50-2(b). As part of your response, please tell us the amount of cash and cash equivalents held by your PRC subsidiaries that would be subject to taxation if repatriated.

3.   We note that as of December 31, 2013 you intend to indefinitely reinvest the undistributed earnings of your PRC subsidiaries. We also note that as of December 31, 2012 you did not intend to indefinitely reinvest these earnings and that as of December 31, 2011 you intended to indefinitely reinvest the undistributed earnings that remained after a dividend distribution.   It appears that you are changing, with some frequency, your determination of whether the undistributed earnings of your PRC subsidiaries are indefinitely reinvested or not. Please tell us how you concluded that these earnings are in fact indefinitely reinvested considering your history. Please refer to the specific plans for reinvestment supporting your conclusion that remittance of the earnings will be postponed indefinitely. Refer to ASC 740-30-25-17.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief